UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 7, 2013

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith & Nephew Q4 and Full Year Results”, dated February 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 7, 2013	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew Q4 and Full Year Results

7 February 2013

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the Fourth Quarter and Full Year ended 31 December 2012.

	3 months* to			12 months to
	31 Dec 2012 $m	31 Dec 2011 $m	Underlying change** %	31 Dec 2012 $m	31 Dec 2011 $m	Underlying change** %
Revenue[1]	1,077	1,106	3	4,137	4,270	2
Trading profit[2]	272	279	2	965	961	6
Operating profit[2]	213	214		846	862
Trading profit margin (%)	25.3	25.2	10bps	23.3	22.5	80bps
EPSA (cents)[3]	21.6	21.9		75.7	74.5
EPS (cents)	15.8	15.7		81.3	65.3

Divisional revenue[1]
Advanced Surgical Devices global	797	835	3	3,108	3,251	2
Advanced Wound Management global	280	271	4	1,029	1,019	4

*	Q4 2012 comprises 61 trading days (2011: 60). ** excludes effects of currency exchange rates and Bioventus transaction.

Financial Highlights

•	Good underlying growth in Q4 with revenue up 3% at $1,077m and trading profit up 2% at $272m

•	Strong Full Year - underlying growth in revenue up 2% to $4,137m and in trading profit up 6% to $965m

•	Full Year trading profit margin up 80bps to 23.3%, driven by actions to implement strategic priorities

•	Final Dividend up 50% to 16.2 cents per share, giving total 2012 dividends of 26.1 cents per share

Strategic Highlights

•	Systemic efficiency programme progressing to plan, on track for $150m annual savings in 2014

•	Maintained high rate of product introductions

•	Emerging markets platform significantly strengthened

•	Bioventus transaction realised resources for investment in near-term opportunities

•	Healthpoint acquisition completed, giving strong position in fastest growing woundcare segment

Commenting, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“Smith & Nephew finished the year strongly, with both underlying Q4 revenue and trading profit up on the prior year and the completion of the Healthpoint Biotherapeutics acquisition. Advanced Wound Management grew at well above the market rate and the Group delivered double digit growth in the emerging markets. It was also pleasing that our Trauma performance improved.

“There is no doubt that we are benefitting from implementing our Strategic Priorities. Our choices to invest in products and geographic areas of higher growth are enabling us to drive greater value from existing resources. Looking at the Full Year, we generated good revenue and profit growth and a healthy 80 basis points increase in trading profit margin. The acquisition of Healthpoint, a leader in the fastest growing area of advanced wound management, clearly demonstrates our delivery in action.”

“Our confidence in continued strategic progress, coupled with our financial strength, is reflected in the significant 50% uplift in our 2012 dividends.”

News

Analyst presentation and conference call

An analyst presentation and conference call to discuss Smith & Nephew’s fourth quarter and preliminary results will be held at 9:00am GMT/4:00am EST today, Thursday 7 February. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q412. If interested parties are unable to connect to the web, a listen-only service is available by calling +44(0)20 7138 0813 (passcode 3548180) in the UK or +1718 354 1359 (passcode 3548180) in the US. Analysts should contact Jennifer Heagney on +44 (0) 20 7960 2255 or by email at jennifer.heagney@smith-nephew.com for conference call details.

Notes

1	Unless otherwise specified as ‘reported’ all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and disposals. See note 4 to the financial statements for a reconciliation of these measures to results reported under IFRS.

2	A reconciliation from operating profit to trading profit is given in note 5 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and disposals.

3	Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale, legal provision and taxation thereon. See note 2 to the financial statements.

4	All numbers given are for the quarter ended 31 December 2012 unless stated otherwise.

5	References to market growth rates are estimates generated by Smith & Nephew based on a variety of sources.

Enquiries

Investors
Phil Cowdy	+44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Andrew Mitchell / Justine McIlroy	+44 (0) 20 7404 5959
Brunswick

Fourth Quarter Results

Smith & Nephew finished the year strongly, with both underlying Q4 revenue and trading profit up on the prior year and the completion of the acquisition of Healthpoint Biotherapeutics (“Healthpoint”), a leader in bioactive debridement, dermal repair and regeneration wound care treatments.

We grew underlying revenue by 3% year-on-year to $1,077 million (2011: $1,106 million). On a reported basis, revenue reflects currency exchange rates (-1%) and the effect of the Bioventus transaction (-5%). In addition, there was one extra trading day compared to Q4 2011 which, given where it fell, we estimate increased the Group’s growth rate by less than 1%.

Trading profit in the quarter was $272 million, up 2% underlying on last year (2011: $279 million). As a result, Group trading profit margin was 25.3%, a strong performance similar to last year (2011: 25.2%). For the Full Year, our margin was up 80 basis points to 23.3%, reflecting the early benefits of implementing our Strategic Priorities, in particular restructuring the Group to give us the right commercial models and cost structure.

We saw little change in the business environment in our Established Markets in the quarter, with Europe continuing to be challenging. We delivered 1% growth in the US, 2% in our Other Established Markets and 14% in the Emerging and International Markets, with revenue in China up an impressive 30%. Advanced Wound Management grew at well above the market rate and Trauma delivered an improved performance.

The net interest income for the period was $2 million. The final tax rate for 2012 was 29.9%, resulting in a 29.2% rate for the quarter on profit before acquisition related costs, restructuring and rationalisation costs and amortisation of acquisition intangibles. Adjusted attributable profit of $194 million is before these items and taxation thereon.

Adjusted earnings per share in the quarter was 21.6¢ (108¢ per American Depositary Share, “ADS”), broadly in-line with last year (2011: 21.9¢). Basic earnings per share was 15.8¢ (79¢ per ADS) (2011: 15.7¢).

Trading cash flow (defined as cash generated from operations less capital expenditure but before restructuring and rationalisation costs and acquisition related costs) was $258 million in the quarter, reflecting a trading profit to cash conversion ratio of 95%, compared with 65% a year ago.

The Group had $288 million of net debt at the period end, against net debt of $138 million at the end of Q4 2011 and $379 million net cash at the end of Q3 2012. The $782 million purchase of Healthpoint in the period was financed from existing cash and debt facilities.

In 2012 the Board approved a step-change increase in the level of dividend pay-out and a move to a progressive dividend policy. The Board is recommending a 50% increase in the Final Dividend to 16.2¢ per share (81¢ per ADS), reflecting our confidence in continued strategic progress and our financial strength.

Advanced Wound Management global (“AWM”)

AWM again performed strongly, with revenue up 4% to $280 million (2011: $271 million), against an estimated flat market.

Despite subdued market conditions we performed well in Europe and our Other Established Markets with revenue growth of 4%. In the US revenue was flat in the quarter. The Emerging and International Markets grew 10%. Exudate Management grew at 1% and Infection Management was down -6%.

Our expansion in Negative Pressure Wound Therapy (“NPWT”) continued as we invested further in this area. We made good progress in Japan following the launch of RENASYS¯ at the end of August. In Europe, where both our established and newer products positively contributed, we believe we have now taken a 25% share of the segment.

We added six new products and line-extensions in the quarter, while the roll out of recent introductions, such as ALLEVYN¯ Life and VERSAJET¯ II Hydrosurgery System, continues apace. VERSAJET performed well across a number of markets.

The AWM trading profit for Q4 was $72 million (2011: $75 million), giving a trading profit margin of 25.8% (2011: 27.9%). This reflects the investment in new launches, such as NPWT in Japan, as well as the effect of the product mix within the quarter on our gross margin.

The strong Q4 AWM performance does not include Healthpoint, which we acquired in late December 2012. It delivered revenue of $190 million in 2012, up from $151 million in the prior year. Healthpoint trading will be reported within AWM from Q1 2013.

Advanced Surgical Devices global (“ASD”)

ASD delivered total revenue of $797 million in the quarter, up 3% underlying on the same period last year (2011: $835 million). Revenue in the US was up 1%, while in our Other Established Markets it was in-line with last year, with good growth in Japan and Australia. The performance in the Emerging and International Markets was strong, with revenue up 16%.

Trading profit was $200 million (2011: $204 million). The trading profit margin increased 70 basis points to 25.1% (2011: 24.4%), as we benefited from our actions to restructure ASD earlier in the year.

Like-for-like price pressure across our Hip Implant, Knee Implant and Trauma franchises remained similar to previous quarters, at around -2% in aggregate, including the effects of the recent biennial price reductions in Japan. We continued to see price pressure partially offset through mix gains.

The performance of our Knee Implant franchise reflected our position in the product cycle and our relative strength in Europe, returning growth of 2% against a market growth rate of 3%. Highlights in the quarter included VISIONAIRE¯, our patient matched instrumentation sets, which continued to grow double-digit year-on-year, both in the US and OUS, the latter of which now represents over one-fifth of total sales. Our new LEGION¯ HK (hinge knee) also contributed to our growth, and we extended the LEGION system with the launch of LEGION Narrow Femoral Components with OXINIUM¯. These feature our proprietary VERILAST¯ Technology, offering the potential for implants with better fit and wear performance.

In our Hip Implant franchise revenue grew 3% excluding our BIRMINGHAM HIP¯ Resurfacing (“BHR”) system (-2% including BHR). This was a sequential improvement on a flat Q3 and compared to a Q4 market rate of 2%. Highlights included good growth from the ANTHOLOGY¯ Hip and R3¯ Acetabular systems and the launch of the REDAPT¯ Revision Femoral System, strengthening our position in the revision market which is growing faster than primary hips. BHR sales were 40% lower year-on-year and it now accounts for less than 8% of franchise revenue.

Sports Medicine Joint Repair revenue was up a healthy 7%. Growth in knee repair, particularly the FAST-FIX¯ 360 Meniscal Repair System, was good, as was revenue from the HEALICOIL¯ PK Suture Anchor. Arthroscopic Enabling Technologies revenue was in-line with last year.

Our Trauma franchise continued on the path to recovery, growing 7% in the quarter, compared to the market rate of 3%. This good performance included the early benefits of our actions to refine the commercial model to address the opportunities we see in the higher growth trauma and extremities markets. In particular, in the US we are recruiting more sales representatives and have created specialist sales teams to serve the differing requirements of our trauma and extremities customers.

Full Year Results

Looking at the Full Year, we delivered healthy underlying revenue and profit growth and a strong uplift in trading profit margin.

Our revenue was $4,137 million, with underlying growth up 2% year-on-year (excluding a -2% currency headwind and -3% impact of the Bioventus transaction) (2011: $4,270 million).

Reported trading profit was $965 million, up 6% underlying on last year (2011: $961 million). The trading profit margin was up 80 basis points at 23.3% (2011: 22.5%), as we benefitted from implementing the Strategic Priorities.

AWM delivered $1,029 million of revenue, up 4% year-on-year on an underlying basis (2011: $1,019) and ahead of the estimated market rate of 1%. Revenue was up 7% in the US, 2% in Other Established Markets and 11% in the Emerging and International Markets. Exudate Management grew at 1% over the year, while Infection Management was down -2%. Other AWM grew 7% with NPWT performing strongly. We reached a global settlement agreement with Wake Forest University that resolved all existing NPWT patent litigation between us. AWM delivered more than 30 new products or line extensions during 2012.

ASD delivered $3,108 million of revenue, up 2% year-on-year on an underlying basis (2011: $3,251 million). We grew revenue by 1% in both the US and Other Established Markets, and 10% in the Emerging and International Markets. Our Knee Implant franchise grew 3% across the year. The Hip Implant franchise declined -3% in the face of the continuing metal-on-metal headwinds. Trauma grew 3%, with the performance substantially improving in the second half of 2012 as our actions to return this franchise to growth took effect. Sports Medicine Joint Repair continued to be a strong market for us, growing at 8%. Arthroscopic Enabling Technologies revenue was -2%. In the Other franchise, growth of 5% included a four month contribution from US Clinical Therapies (ahead of the creation of Bioventus) and good growth from our small gynaecology business.

The net interest income for the year was $2 million. The tax charge of $371 million is based upon an effective rate for the full year of 29.9% on profit before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles and profit on disposal of net assets held for sale. Adjusted attributable profit before these items and taxation thereon was $679 million and attributable profit was $729 million.

Adjusted earnings per share increased by 2% year-on-year to 75.7¢ (378.5¢ per ADS) from 74.5¢ in 2011. Reported basic earnings per share was 81.3¢ (406.5¢ per ADS) compared to 65.3¢ in the same period of 2011. The Interim Dividend (9.9¢) and proposed Final Dividend (16.2¢) are in aggregate up 50% to 26.1 cents per share.

Trading cash flow was $999 million compared with $838 million a year ago. This is a trading profit to cash conversion ratio of 104%, compared with 87% in 2011.

Strategic Priorities

In August 2011 we announced an ambitious set of Strategic Priorities to make Smith & Nephew fit and effective for the future. We made good progress throughout 2012 delivering on these commitments, refining our commercial models and cost structure to liberate resources to enable us to invest in higher growth products, franchises and geographies.

Our strong growth in the emerging market countries validated our focus here. We have recruited additional experienced leadership to drive us into the BRIC countries and invested in new headquarters, and in developing the right business model to serve the needs of local customers effectively. Throughout 2012 we made progress registering and selling more of our existing products, and are developing new portfolios specifically for the middle tier in these countries.

We have made significant improvements to our cost base, removing duplication and creating a more effective, engaged organisation. Our systemic efficiency programme to liberate $150 million of annual cost savings by the end of 2014 delivered around half of the benefit this year, principally from ASD, and remains on track.

We completed the spin-out of our Biologics and Clinical Therapies business into Bioventus, allowing it to continue with its longer-term development projects, while we retained access to this important area and realised resources for reinvestment in nearer-term opportunities.

Throughout 2012 we maintained a high rate of innovation, launching many new products. These included advances in hip and knee implants and trauma systems, further innovations in sports medicine and more than 30 new products and line extensions in AWM. We increased our investment in R&D to 4.1% of revenue and expect to invest more again in 2013.

We have been successful in reducing our cost of goods to combat the effects of continued price pressure. This has been achieved through a range of programmes including manufacturing efficiencies. The transfer of orthopaedics manufacturing in Beijing to our new facility was completed ahead of schedule, as was the significant expansion of our wound management manufacturing plant in Suzhou.

We completed a number of acquisitions in 2012, most notably Healthpoint. This had compelling strategic and financial rationale. It gives us a strong position in bioactives, the fastest growing area of advanced wound management. It brought a complementary range of bioactive debridement, dermal repair and regeneration products led by Collagenase SANTYL¯ Ointment, an enzymatic debrider for dermal ulcers and burns. It added an established R&D capability in next-generation bioactive therapies for the treatment of chronic wounds. And it doubled our US AWM sales force, strengthening our commercial scale and capabilities. We also secured a number of smaller acquisitions that either gave us complementary products to augment our offer to customers, or enhanced our ability to innovate.

In 2013 we will continue to implement our Strategic Priorities, building upon the progress made in 2012. We are maintaining our focus on delivering efficiency improvements and strengthening our operational platform. We are also accelerating our investment in the higher growth opportunities within our existing portfolio, in geographic expansion, in more R&D and in further acquisitions.

Outlook

We expect the market conditions seen in 2012 broadly to continue in 2013.

During 2013, we expect to maintain our excellent record in Advanced Wound Management and again grow at above the market rate.

We expect Trauma and Extremities to continue to build upon our recent investment and grow slightly ahead of the market rate.

In Sports Medicine we anticipate growing at around the market rate, with a stronger finish to the year, as we introduce new products in the second half of 2013.

Orthopaedic Reconstruction is likely to grow more slowly than the market, reflecting our position in the product cycle and the metal-on-metal headwinds, albeit with performance improving throughout the year as we realise the benefits of recent and planned product launches.

We exceeded our trading profit margin expectation for 2012 and remain focused on creating a business capable of delivering a sustainable 24% margin.

During 2013, we will gain further benefit from our efficiency programme, and continue investing for growth. We will also see the first effects of the US Medical Device excise tax, and the Healthpoint acquisition, which is initially dilutive to the Group margin. Taking all these factors together, our trading profit margin in 2013 is expected to be below the 23.3% achieved in 2012.

Smith & Nephew exited 2012 with a much stronger platform than we entered the year. In 2013 we will continue to focus on our Strategic Priorities to deliver greater value for our Company and stakeholders.

About Us

Smith & Nephew is a global medical technology business dedicated to helping improve people’s lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 10,500 employees and a presence in more than 90 countries. Annual sales in 2012 were more than $4.1 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc 2012 QUARTER FOUR AND FULL YEAR RESULTS Unaudited Group Income Statement for the three months and year ended 31 December 2012

3 Months 2011 $m	3 Months 2012 $m		Notes	Year Ended 2012 $m	Year Ended 2011 $m

1,106	1,077	Revenue	4	4,137	4,270
(296)	(290)	Cost of goods sold		(1,070)	(1,140)

810	787	Gross profit		3,067	3,130
(555)	(528)	Selling, general and administrative expenses		(2,050)	(2,101)
(41)	(46)	Research and development expenses		(171)	(167)

214	213	Operating profit	5	846	862
1	4	Interest receivable		11	4
(3)	(2)	Interest payable		(9)	(12)
(2)	—	Other finance costs		(3)	(6)
—	—	Share of profit from associates		4	—
—	—	Profit on disposal of net assets held for sale	12	251	—

210	215	Profit before taxation		1,100	848
(70)	(73)	Taxation	10	(371)	(266)

140	142	Attributable profit (A)		729	582

		Earnings per share (A)	2
15.7 ¢	15.8 ¢	Basic		81.3 ¢	65.3 ¢
15.6 ¢	15.8 ¢	Diluted		80.9 ¢	65.0 ¢

Unaudited Group Statement of Comprehensive Income for the three months and year ended 31 December 2012

3 Months 2011 $m	3 Months 2012 $m			Year Ended 2012 $m	Year Ended 2011 $m

140	142	Attributable profit (A)		729	582
		Other comprehensive income:
(32)	17	Translation adjustments		37	(36)
—	—	Net (losses)/gains on cash flow hedges		(7)	14
12	50	Actuarial (losses)/gains on defined benefit pension plans		(13)	(70)
(1)	—	Taxation on items taken directly to equity		20	24

(21)	67	Other comprehensive income for the period, net of tax		37	(68)

119	209	Total comprehensive income for the period (A)		766	514

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Balance Sheet as at 31 December 2012

	Notes	31 Dec 2012 $m	31 Dec 2011 $m
ASSETS
Non-current assets
Property, plant and equipment		793	783
Goodwill		1,186	1,096
Intangible assets		1,064	423
Other financial assets		2	4
Investment in associates	14	283	13
Retirement benefit asset		6	—
Deferred tax assets		164	223

		3,498	2,542
Current assets
Inventories		901	859
Trade and other receivables		1,065	1,037
Cash and cash equivalents	15	178	184

		2,144	2,080

Assets held for sale		—	125

TOTAL ASSETS		5,642	4,747

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent:
Share capital		193	191
Share premium		488	413
Treasury shares		(735)	(766)
Other reserves		121	91
Retained earnings		3,817	3,258

Total equity		3,884	3,187

Non-current liabilities
Long-term borrowings	15	430	16
Retirement benefit obligations		266	287
Other payables due after one year		8	8
Provisions due after one year		63	45
Deferred tax liabilities		61	66

		828	422
Current liabilities
Bank overdrafts and loans due within one year	15	38	306
Trade and other payables due within one year		656	564
Provisions due within one year		59	78
Current tax payable		177	171

		930	1,119
Liabilities directly associated with assets held for sale		—	19

Total liabilities		1,758	1,560

TOTAL EQUITY AND LIABILITIES		5,642	4,747

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the three months and year ended 31 December 2012

3 Months 2011 $m	3 Months 2012 $m		Year Ended 2012 $m	Year Ended 2011 $m
		Net cash inflow from operating activities
210	215	Profit before taxation	1,100	848
2	(2)	Net interest (receivable)/payable	(2)	8
78	84	Depreciation, amortisation and impairment	324	306
—	—	Share of profit from associates	(4)	—
—	7	Dividends received from associates	7	—
—	—	Profit on disposal of net assets held for sale	(251)	—
7	5	Share based payment expense	34	30
(10)	6	Movement in working capital and provisions	(24)	(57)

287	315	Cash generated from operations (B)	1,184	1,135
(2)	(1)	Net interest paid	(4)	(8)
(56)	(62)	Income taxes paid	(278)	(285)

229	252	Net cash inflow from operating activities	902	842

		Cash flows from investing activities
—	—	Proceeds on disposal of net assets held for sale	103	—
—	—	Investment in associate	(10)	—
—	(782)	Acquisitions (net of $2 million cash acquired in 2011)	(782)	(33)
(121)	(78)	Capital expenditure	(265)	(321)

(121)	(860)	Net cash used in investing activities	(954)	(354)

108	(608)	Cash flow before financing activities	(52)	488

		Cash flows from financing activities
3	22	Proceeds from issue of ordinary share capital	77	17
3	6	Proceeds from own shares	6	7
—	—	Purchase of own shares	—	(6)
(58)	(89)	Equity dividends paid	(186)	(146)
(161)	416	Cash movements in borrowings	158	(392)
(1)	2	Settlement of currency swaps	(1)	(1)

(214)	357	Net cash from/(used in) financing activities	54	(521)

(106)	(251)	Net increase/(decrease) in cash and cash equivalents	2	(33)
265	417	Cash and cash equivalents at beginning of period	161	195
2	1	Exchange adjustments	4	(1)

161	167	Cash and cash equivalents at end of period (C)	167	161

B	Including cash outflows in the year ended 31 December 2012 of $55 million (2011 – $20 million) relating to restructuring and rationalisation costs, $3 million (2011 – $1 million) to acquisition related costs and a legal settlement of $22 million (2011 – nil).

Including cash outflows in the three month period to 31 December 2012 of $18 million (2011 – $14 million) relating to restructuring and rationalisation costs and $3 million (2011 – $1 million) to acquisition related costs.

C	Cash and cash equivalents at the year ended 31 December 2012 are net of overdrafts of $11 million (2011 – $23 million).

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the year ended 31 December 2012

	Share capital $m	Share premium $m	Treasury shares* $m	Other reserves** $m	Retained earnings $m	Total equity $m

At 1 January 2012 (audited)	191	413	(766)	91	3,258	3,187
Total comprehensive income (A)	—	—	—	30	736	766
Equity dividends paid	—	—	—	—	(186)	(186)
Share based payments recognised	—	—	—	—	34	34
Cost of shares transferred to beneficiaries	—	—	31	—	(25)	6
Issue of ordinary share capital	2	75	—	—	—	77

At 31 December 2012	193	488	(735)	121	3,817	3,884

	Share capital $m	Share premium $m	Treasury shares* $m	Other reserves** $m	Retained earnings $m	Total equity $m

At 1 January 2011 (audited)	191	396	(778)	116	2,848	2,773
Total comprehensive income (A)	—	—	—	(25)	539	514
Equity dividends paid	—	—	—	—	(146)	(146)
Purchase of own shares	—	—	(6)	—	—	(6)
Share based payments recognised	—	—	—	—	30	30
Deferred tax on share based payments	—	—	—	—	(2)	(2)
Cost of shares transferred to beneficiaries	—	—	18	—	(11)	7
Issue of ordinary share capital	—	17	—	—	—	17

At 31 December 2011 (audited)	191	413	(766)	91	3,258	3,187

*	Treasury shares include shares held by the Smith & Nephew Employees’ Share Trust.
**	Other reserves comprise gains and losses on cash flow hedges, exchange differences on translation of foreign operations and the difference arising as a result of translating share capital and share premium at the rate on the date of redenomination instead of the rate at the balance sheet date.
A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

NOTES

1.	There have been no significant changes in accounting policies from those set out in Smith & Nephew plc’s 2011 Annual Report. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The directors believe that the Group is well placed to manage its business risk successfully. The directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing the interim financial statements.

The financial information contained in this document does not constitute statutory accounts as defined in section 434 and 435 of the Companies Act 2006. The auditors issued an unqualified opinion and did not contain a statement under section 498 of the Companies Act 2006 on the Group’s statutory financial statements for the year ended 31 December 2011, which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2012 has been extracted from the Group’s unaudited financial statements which will be delivered to the Registrar of Companies in due course.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 897 million (2011 – 891 million). The diluted weighted average number of ordinary shares in issue is 901 million (2011 – 895 million).

3 Months 2011 $m		3 Months 2012 $m			Notes	Year Ended 2012 $m		Year Ended 2011 $m

140		142		Attributable profit		729		582
				Adjustments:
—		11		Acquisition related costs	7	11		—
33		35		Restructuring and rationalisation costs	8	65		40
9		13		Amortisation of acquisition intangibles		43		36
—		—		Profit on disposal of net assets held for sale	12	(251)		—
23		—		Legal provision	9	—		23
(10)		(7)		Taxation on excluded items	10	82		(17)

195		194		Adjusted attributable profit		679		664

21.9	¢	21.6	¢	Adjusted earnings per share		75.7	¢	74.5	¢
21.8	¢	21.5	¢	Adjusted diluted earnings per share		75.4	¢	74.2	¢

3.	The Orthopaedics and Endoscopy business units, reported separately in the annual accounts of the Group for the year ended 31 December 2011, have been combined into a single operating entity named Advanced Surgical Devices. This segmentation reflects the revised Group structure announced in August 2011. Revenue, trading profit, operating profit and total assets by business segment comparative figures have been restated accordingly.

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

4.	Revenue by segment for the three months and year ended 31 December 2012 was as follows:

3 Months 2011 $m	3 Months 2012 $m		Year Ended 2012 $m	Year Ended 2011 $m	Underlying growth in revenue %
					3 Months	Year ended

		Revenue by business segment
835	797	Advanced Surgical Devices	3,108	3,251	3	2
271	280	Advanced Wound Management	1,029	1,019	4	4

1,106	1,077		4,137	4,270	3	2

		Revenue by geographic market
461	415	United States	1,651	1,756	1	2
527	529	Other Established Markets (D) (E)	2,003	2,060	2	1
118	133	Emerging and International Markets	483	454	14	11

1,106	1,077		4,137	4,270	3	2

D    Other Established Markets comprises Canada, Europe, Japan, Australia and New Zealand.

E    Includes United Kingdom twelve months revenue of $297 million (2011 – $291 million) and three months revenue of $83 million (2011 – $80 million).

     Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows :

	Reported growth in revenue %	Constant currency exchange effect %	Disposals effect %	Underlying growth in revenue %
Year ended
Advanced Surgical Devices	(4)	2	4	2
Advanced Wound Management	1	3	—	4

	(3)	2	3	2

3 Months
Advanced Surgical Devices	(5)	1	7	3
Advanced Wound Management	3	1	—	4

	(3)	1	5	3

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

5.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2011 $m	3 Months 2012 $m		Notes	Year Ended 2012 $m	Year Ended 2011 $m

214	213	Operating profit		846	862
—	11	Acquisition related costs	7	11	—
33	35	Restructuring and rationalisation costs	8	65	40
9	13	Amortisation of acquisition intangibles		43	36
23	—	Legal provision	9	—	23

279	272	Trading profit		965	961

Operating and trading profit by segment for the three months and year ended 31 December 2012 were as follows:

		Operating profit by business segment
146	156	Advanced Surgical Devices		632	630
68	57	Advanced Wound Management		214	232

214	213			846	862

		Trading profit by business segment
204	200	Advanced Surgical Devices		728	714
75	72	Advanced Wound Management		237	247

279	272			965	961

6.	Total assets by business segment as at 31 December 2012 were as follows:

	31 Dec 2012 $m	31 Dec 2011 $m

Advanced Surgical Devices	3,518	3,396
Advanced Wound Management	1,776	819

Operating assets by business segment	5,294	4,215
Assets held for sale	—	125
Unallocated corporate assets (F)	348	407

Total assets	5,642	4,747

F	Consisting of deferred tax assets, cash at bank and retirement benefit asset.

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

7.	Acquisition related costs of $11 million (2011 – $nil) were incurred in the three month and twelve month period to 31 December 2012. These costs relate to professional and advisor fees in connection with the acquisition of Healthpoint Biotherapeutics which was completed on 21 December 2012.

8.	Restructuring and rationalisation costs of $65 million (2011 – $40 million) were incurred in the twelve month period to 31 December 2012. These relate mainly to people costs and contract termination costs associated with the structural and process changes announced in August 2011 (2011 – $26 million). During 2012, no charges (2011 – $14 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

The charge in the three month period to 31 December 2012 was $35 million (2011 – $33 million). These relate mainly to people costs and contract termination costs associated with structural and process changes announced in August 2011 (2011 – $26 million). In the three month period to 31 December 2012, no charges (2011 – $7 million) were incurred in relation to the earnings improvement programme which was completed in 2011.

9.	In 2011, the Group established a provision of $23 million in connection with the previously disclosed investigation by the US Securities and Exchange Commission (“SEC”) and Department of Justice (“DOJ”) into potential violations of the US Foreign Corrupt Practices Act in the medical devices industry.

On 6 February 2012, Smith & Nephew announced that it had reached settlement with the SEC and DOJ in connection with this matter. Smith & Nephew committed to pay slightly less than $23 million in fines and profit disgorgement, maintain an enhanced compliance programme and appoint an independent monitor for at least 18 months to review and report on its compliance programme.

10.	Of the $371 million (2011 – $266 million) taxation charge for the year, $337 million (2011 – $229 million) relates to overseas taxation. Taxation of $289 million (2011 – $283 million) for the year on the profit before acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles, profit on disposal of net assets held for sale and legal provision is at the full year effective rate of 29.9%. In 2012, a net taxation charge of $82 million (2011 – taxation benefit of $17 million) arose on profit on disposal of net assets held for sale after adjusting for acquisition related costs, restructuring and rationalisation costs, amortisation of acquisition intangibles and legal provision.

In March 2012, the UK Government announced that the UK tax rate for accounting periods starting on or after 1 April 2013 will be reduced to 23%. The relevant legislation was enacted in 2012. The deferred tax impact of this change resulted in a credit.

11.	The first interim dividend of 2012 of 9.90 US cents per ordinary share was declared by the Board on 1 August 2012. This was paid on 30 October 2012 to shareholders whose names appeared on the register at the close of business on 12 October 2012. The sterling equivalent per ordinary share was set at 6.13 pence.

A final dividend for 2012 of 16.20 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 8 May 2013 to shareholders whose names appear on the register at the close of business on 19 April 2013. The sterling equivalent per ordinary share will be set following the record date.

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

12.	In January 2012, the Group announced its intention to sell the Clinical Therapies business (“CT business”) to Bioventus LLC (“Bioventus”). This was completed on 4 May 2012 for a total consideration of $367 million and resulted in a profit before taxation of $251 million. The revenue of the CT business in the four month period to disposal was $69 million and profit before taxation was $12 million. The details of the transaction are set out below:

$m

Loan note receivable from Bioventus (included within investment in associates)	160
Investment of 49% in Bioventus	104
Cash	103

Total consideration	367
Net assets of business disposed and disposal transaction costs	(116)

Profit before taxation	251

Interest is due on the $160 million loan note from Bioventus and has accrued from the issue date. For the period to May 2014, interest will be added to the outstanding principal amount.

13.	On 21 December 2012, the Group acquired substantially all the assets of Healthpoint Biotherapeutics (“Healthpoint”), a leader in bioactive debridement, dermal repair and regeneration wound care treatments.

The acquisition is deemed to be a business combination within the scope of IFRS 3. Consideration was in the form of a single payment of $782 million. The fair values shown below are provisional. If new information is obtained within the measurement period about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised. The provisional estimate of the goodwill arising on the acquisition is $73 million. It relates to the value of the additional economic benefits expected from the transaction, including revenue synergies and the assembled workforce, which has been transferred as part of the acquisition. The goodwill recognised is expected to be deductible for tax purposes.

The following table summarises the consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

Acquisition value $m

Property, plant and equipment	27
Inventories	46
Trade receivables	31
Identifiable intangible assets	662
Deferred tax assets	5
Payables and accruals	(49)
Provisions	(13)

Net assets	709
Goodwill	73

Cost of acquisition	782

The Group incurred acquisition related costs of $11 million related to professional and advisor fees. These costs have been recognised in administrative expenses in the income statement.

In 2012, since the date of acquisition the contribution to attributable profit from Healthpoint products was immaterial. The unaudited revenues from Healthpoint products during 2012 was $190 million. Given the proximity of the acquisition to year end it is impracticable to determine what the consolidated attributable profit would have been had the acquisition taken place at the beginning of the year.

SMITH & NEPHEW plc

2012 QUARTER FOUR AND FULL YEAR RESULTS (continued)

14.	The movement in investment in associates for the twelve month period ended 31 December 2012 is set out below:

	31 Dec 2012 $m	31 Dec 2011 $m

Balance at 1 January	13	13
Investment of 49% in Bioventus	104	—
Additional investment in Bioventus	10	—
Share of profit from associates	4	—
Loan note receivable from Bioventus	160	—
Dividends received	(7)	—
Accrued interest on loan note receivable from Bioventus	7	—
Impairment of goodwill in Austrian associate	(4)	—
Other non cash movements	(4)	—

Balance carried forward	283	13

15.	Net debt as at 31 December 2012 comprises:

	Year Ended 2012 $m	Year Ended 2011 $m
Cash and cash equivalents	178	184
Long term borrowings	(430)	(16)
Bank overdrafts and loans due within one year	(38)	(306)
Net currency swap assets (G)	2	—

	(288)	(138)

The movements in the period were as follows:
Opening net debt as at 1 January	(138)	(492)
Cash flow before financing activities	(52)	488
Proceeds from issue of ordinary share capital	77	17
Proceeds from own shares	6	7
Purchase of own shares	—	(6)
Equity dividends paid	(186)	(146)
Exchange adjustments	5	(6)

Closing net debt	(288)	(138)

G	Net currency swap assets of $2 million (2011 – $nil) comprise $2 million (2011 – $1 million) of current assets derivatives within trade and other receivables and $nil (2011 – $1 million) of current liability derivatives within trade and other payables.